

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

December 22, 2009

Mr. Phillip Cook
Senior Vice President and CFO
Quicksilver Resources, Inc.
777 West Rosedale St.
Fort Worth, TX 76104

> **Re:** **Quicksilver Resources, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 3, 2009**
> **Response Letter Dated October 26, 2009**
> **File No. 1-14837**

Dear Mr. Cook:

We have reviewed your response and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008, as amended

Engineering Comments

1.   We have reviewed your response to prior comment one of our letter dated September 22, 2009. As we stated previously, under Rule 4-10(a) of Regulation S-X proved reserves are those reserves which geological and engineering data demonstrate with reasonable certainty to be recoverable under existing operating and economic conditions. The reserve estimates should be much more likely to either remain the same or to increase once the well is actually drilled. Your response does not adequately address the fact that, depending on the price used, between 52% and 62% of the individual wells are 10% or more below the original PUD reserve estimate. Nor does your response address the fact that the 52 proved undeveloped locations had a median gross proved reserve estimate of approximately 3.047 BCFe when the previous years' drilling program of proved

undeveloped wells had a median of only 2.79 BCFe per well when using   2008 prices and when using 2007 prices had a median of only 2.53 BCFe per well.

You acknowledge that the reserves of the 20 Hill Country wells may have been overstated by 0.8 Bcf per well or an average of 40%. Tell us what steps you have taken to confirm that the same process did not cause the reserves of other wells to also be overstated. We note that you only drilled 52 PUD wells in 2008; thus the Hill Country wells represented 38.5% of your 2008 PUD drilling program in the Barnet Shale.

As to the other portion of the drilling program that were not drilled as proved undeveloped locations but as unproved locations, we have not considered those locations since these were not reportable reserves and therefore were and are not part of our review.

Finally, you provided us with a second set of reserve figures for the same wells. However, these figures represent less than a year's worth of production. Tell us why you believe that it is appropriate to consider less than a year's worth of production as support for our estimate.

Therefore, we reiterate our request that you tell us why a reserve restatement of your proved undeveloped for past periods is not warranted.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact James Murphy, Petroleum Engineer at (202) 551-3703 with questions about engineering comments. Please contact me at 202-551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director